[Letterhead of Sutherland, Asbill & Brennan LLP]

May 6, 2011

Christina DiAngelo

Staff Accountant

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	FS Investment Corporation

Post-Effective Amendment No. 8 to Registration Statement on Form N-2 filed on April 7, 2011 (File Nos: 333-149374 and 814-00757)

Dear Ms. DiAngelo:

On behalf of FS Investment Corporation (the “Company”), set forth below is the Company’s response to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company on May 6, 2011, regarding Post-Effective Amendment No. 8 to the Company’s Registration Statement on Form N-2 (File No. 333-149374) (the “Registration Statement”) and the prospectus included therein (the “Prospectus”). The Staff’s comments are set forth below in italics and are followed by the Company’s responses.

Fees and Expenses

1. Note (1) indicates that the fee table assumes that you sell $840 million worth of common stock during the twelve months following December 31, 2010 and that this amount represents the average monthly rate of capital raising during the first three months of 2011, annualized over 12 months. Page 3 of the Registration Statement discloses $199,321,000 in gross proceeds in the first quarter of 2011. This amount annualized does not appear to equal $840 million. The last POS8C included estimates that were based on capital raising for the previous six months, annualized. Please explain the use of 3 months of activity annualized for the current POS8C fee table.

Response: Since the Company is engaged in a continuous offering and raises varying amounts of proceeds from month to month, it must make certain assumptions in estimating the expenses to be paid during the ensuing twelve months as a percentage of its net assets. The Company believes that the estimated proceeds for the following twelve months, as disclosed in footnote 1, is appropriate and conservatively reflects the amount of proceeds it expects to raise during such period. During the first three months of 2011, the Company has received proceeds of approximately $210 million, or an average of $70 per month, which on an annualized basis equals $840 million over the next twelve months. The reason the $210 million figure is different than the $199.3 million figure shown on page 3 of the prospectus is that subscriptions received from March 16 to April 1, 2011 are not reflected in the $199.3 million figure since the closing and sale of shares from these subscriptions occurred on April 1, 2011. In other words, the $199.3 million figure shows all subscriptions received from December 16, 2010 through March 15, 2011, while the $210 million figure shows all subscriptions received from January 1, 2011 through April 1, 2011.

As will be reflected in the final prospectus filed pursuant to Rule 497, the Company raised approximately $90 million in April 2011 as a result of adding new selling group members to its network of distributors. The increase in selling group members has historically increased, and is expected to continue to increase, the amount of proceeds the Company is able to raise each month. Including proceeds received in April 2011, the Company has raised approximately $293 million during the first four months of 2011, or an average of approximately $73 million per month. The Company’s May sales are on pace to match or exceed its April sales and the Company believes that total sales for the year could reach $1 billion based on current capital-raising levels. For these reasons, the Company believes that estimating monthly sales of $70 million during the next twelve months is supportable and conservative based on recent trends in its fundraising and is consistent with the requirement that it estimate net assets over the next twelve months for purposes of the Fees and Expenses Table.

2. Please further support your estimate of $840 million in gross proceeds over the next year considering that the Company has raised $617,205 in gross proceeds since inception.

Response: As noted in our response to Comment No. 1 above, the Company believes that it is more accurate to estimate the amount of proceeds expected to be received during the next twelve months by looking at proceeds raised in recent months rather than proceeds raised since inception. When the Company commenced operations, only a handful of selected dealers had entered into agreements with the Company’s dealer manager to sell shares of the Company’s common stock. The Company is the first non-listed business development company to offer its shares through a network of broker-dealers historically dominated by non-listed Real Estate Investment Trusts. Therefore, the Company spent much of its initial year of operations educating the broker-dealer community about business development companies. As a result of the Company’s positive performance since inception and an increased acceptance of the Company’s product by the broker-dealer community, the number of selected dealers has steadily increased to over 80 as of May 2011. With the increase in selected dealers, the Company’s fundraising has correspondingly increased to an average of over $70 million per month during the first four months of 2011. The Company believes it is appropriate and more accurate to estimate future sales over the next twelve months based on actual proceeds received during recent months rather than since inception as a result of the factors noted above. This approach is consistent with the approach the Company has taken in prior post-effective amendments to its registration statement.

3. Please support the estimate of .72% of incentive fee when the actual incentive fee incurred for the fiscal year ended December 31, 2010 represented 2.54% of average net assets.

Response: As noted in response to Comment No. 1 above, the Company is engaged in a continuous offering and raises varying amounts of proceeds from month to month. As a result, it must make certain assumptions with respect to estimating the expenses to be paid during the ensuing twelve months as a percentage of its net assets. The Company based its estimate of the incentive fee payable over the next twelve months on the actual dollar amount of incentive fees accrued during 2010 (which included an incentive fee accrual on realized gains during 2010 and an incentive fee accrual for unrealized gains incurred since inception, since the Company began to accrue an incentive fee on unrealized gains based on recent discussions with the Staff in January 2011 and had not previously accrued an incentive fee on unrealized gains in prior periods). In addition, since nearly three-quarters of the incentive fee accrual during 2010 was attributable to an incentive fee accrual on unrealized gains, even if such positions are sold and gains are realized during 2011, no additional accrual would be made. Since the Company will be raising additional funds over the next twelve months, this amount, as a percentage of net assets, will be lower than it was for the year ended December 31, 2010. In addition, the Company invests primarily in senior secured loans that are tradable on the over the counter market for institutional loans. As a result of the economic crisis that began in 2008, many of these loans traded at a discount to par when the Company purchased them during 2009 and 2010. Since the Company’s inception in January 2009, the Credit Suisse Leveraged Loan Index, which measures the average price against par of senior secured loans that are traded on the over the counter market for institutional loans, increased by approximately 35% (approximately 15% in 2010 alone). In other words, senior secured loans that were trading at 70% of par at the beginning of 2009 were trading at approximately 96% of par by the end of 2010. In order for the Company to achieve the same level of unrealized and realized capital gains, as a percentage of its net assets, over the next twelve months as compared to the year ended December 31, 2010, average senior secured loans would have to trade at approximately 110% of par value, which the Company believes is not realistic and would be unprecedented. The Company recognizes, however, that it must provide an estimate of the incentive fees it will receive during the ensuing twelve months, and it believes that estimating the same dollar amount recorded during 2010 is a realistic, if not conservative, estimate for purposes of the Fees and Expenses Table.

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If you have any questions or additional comments concerning the foregoing, please contact Steven B. Boehm at (202) 383-0176 or Owen J. Pinkerton at (202) 383-0254.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:	Mr. Michael C. Forman

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